Notes on the journey to Quaker's Destination

Travel Journal



PE 12-31-03

APR 01 2004

PROCESSED
APR 02 2004
THOMSON FINANCIAL

Quaker Chemical Corporation 2003 Summary Annual Report





Aeroporto Hotel

My Assignment --

If you want to see a change in yourself, look through someone else's eyes.

That's what my trip around the world is about -- to get a three-dimensional view of how Quaker has changed over the last four years, on the journey towards the Destination.

I think of it as a 3-D view, because I'm talking to three different groups of Quaker stakeholders: customers, associates, and shareholders. Even as I'm pulling my notes together here, it's becoming obvious that they've all seen changes, and that their perceptions fit together in a most revealing way.

Destination

A single worldwide company that delivers everywhere the best from anywhere, that creates value in every process we serve, and that every customer will find indispensable. We will be the undisputed leader in the businesses we choose and will be known widely for our growth and financial success and as a premier place to work.



Key questions -

- Who do you see and work with?
- How has communication changed?
- What is the process like when you solve a problem?

- Is there a measurable impact on business performance?
- What stories do you tell? What metaphors do you use?
- What do you think Quaker will be like three years from now?



How has Quaker changed -- purposefully?

This annual report is a chance to stop, look, and listen to what Quaker is becoming. Since the middle of 1999, the Company has focused on three fundamental imperatives:

- To sell customer solutions -- value -- not just fluids
- To operate as a globally integrated whole
- To harness the power of our worldwide knowledge and learning.

They also changed their organizational structure, from international to global. Two business units -- for steel and metalworking -- are concentrated on those industries and their needs, regardless of where the customers may be. In support, they are organized around their business processes.

Quaker is the leading process chemical supplier to the world's steel mills, with more than three times the market share of their nearest competitor. Not surprising, after more than 70 years in the business. In the $2 billion global metalworking market, they have important positions in chemical supply and management services for segments like automotive, heavy equipment, and aerospace.

The work has been hard and constant. They have implemented technology and processes to share knowledge and learning -- anywhere, anytime. I've seen how they share across the Company -- and with customers and key suppliers.

Just as important, I've seen how they're working toward -- and achieving -- consistent financial improvement. They're building a record versus their peers that should make them worthy of shareholder interest and loyalty.

The big question --

With all this work under way, what does the world see? What do customers, associates, and shareholders experience? Does Quaker seem global to them? Are actions based on that huge knowledge base? Is Quaker differentiating itself -- from competitors and financial market peers?

When I look at my notes, there's something to see, for sure. The next few pages are a clear view through other people's eyes.

"Quaker is not just trying to sell products, they're helping us improve productivity and profits."



How it looks to a customer --

Sitting over coffee with an engineer from a customer company, this is what I hear.

Quaker's focus on us is definitely different...and better. Their people are aligned with us by talent, so for any question, we get the expert. We get the answers we need immediately.

They are the only company that thinks like we do. They get involved in "our" concerns -- like improving tool life. That's how it should be! But they are the only ones doing it.

They are data driven, just as we are. Quaker's data has shown tool life improvements of 10 to 20 percent, and our own data matches that.

From health and safety to economics, Quaker is doing it the right way. In my opinion, many of the companies in this market will be out of business in the next few years, because they're just looking out for their own interests.

But Quaker is not just trying to sell products, they're helping us improve productivity and profits. That's the kind of value-added resource we're looking for in the long run.

......8 December, Anna, Ohio

Every customer I talked to mentioned communication with Quaker and within Quaker – recurring theme is FASTER and more DIRECT.



A shared vision --

A steel plant manager told me how Quaker made him a believer.

There are five Quaker people at our site every day, plus experts from Holland as frequently as needed, handling total fluid management for our main process.

Initially we were afraid that this approach amounted to abdication of our responsibilities. But we've had our own people work closely with Quaker to learn, and now we're in a position where we can work cooperatively. We are not the leader in these technologies, Quaker is, and they are willing to share their best practices with us. There is mutual trust and understanding -- a shared vision.

Three years from now, we expect them to still be helping us improve our product mix, reduce our costs, and add to our knowledge.

......12 December, Jamshedpur, India

A friendly metaphor!

Not everyone I asked had a figure of speech they used to describe a changing Quaker. But those who did thought of great ones, like the mill manager in Austria.

At a European meeting of mill managers, everyone was talking about finding new suppliers to help them create new approaches.

I told them all that we were staying with Quaker, because they will bring us something new.

I'm not sure how this sounds to an American, but I would say that Quaker is like a loyal dog. They are very important to us. They are always with us, and they look after us. We want them with us for a long time.

......15 December, Linz, Austria

An expat in Europe said he had the ultimate metaphor:

"We're Europe – moving closer and closer to a single entity, while maintaining the advantages of our cultural differences."

"Quaker has a larger and larger surface area exposed to learning."



Here, there, and everywhere --

Most of my talk with this process leader took place while he was walking from meeting to meeting.

Global organization and knowledge sharing have had the same effects on the lives of many Quaker associates. I deal with more people, more customers, and have more responsibility than four years ago -- or even a year ago. And that's true for more and more people in the Company now.

My local boss used to say, "He can't go; I need him here." Now my global boss says, "I need you there...and there... and there."

......13 December, Uithoorn, The Netherlands

As a global product manager described the process, even later in the day...

Solving problems for customers is often simply our global best practices applied locally. We pull in our associates who have the technical and applications expertise, wherever they are. We go to the customer with people who know so much more. We're keeping the intimacy of local service and adding a higher level of knowledge.

This makes QBI -- our Intranet -- and our network of experts very important in how we work. I don't feel the need to know it all any longer. I try now to facilitate, because I know the solution is in the "team mind."

......13 December, Uithoorn, The Netherlands

Travel schedules have changed:
Andrew – 2X more transatlantic
Jan – 2X Steggy – 4X Rob – up 30%

William – much more Asia, Europe and U.S.

John – 3X
Carol – up 60%

"TEAM MIND"



QuakerOne.World implementation has progressed – launches in the Netherlands, the U.K., and the U.S. (including CMS sites).
Common system/consistent processes allow the "team mind" to grow and learn.



Country to country, industry to industry --
A commercial manager in China described a move only a global company could pull off.

We helped a steel company in China export auto-grade sheet steel to a U.S. auto manufacturer's plant in Europe. We not only helped them meet the tight quality specs for the steel, we helped with approvals for a special rust preventive that acts as a stamping lubricant at the auto plant. We were able to communicate easily around our own organization to use our knowledge and our relationships in the steel and the auto industry on our customer's behalf. Everyone involved gained from the deal. There is no way this could have happened four years ago!

......18 December, Wuxi, China

Bringing customers their own best practices --
Associates have a sense that they're charting new territory...

Right this minute, we may be in a better position to capture all the great things going on in customer plants around the world than the customers themselves. That means we not only bring them our best practices, we bring them their own. We capture it, and add it to our experience and knowledge base, so it goes global very quickly.

When we competed for the global contract for chemical management services for a global builder of heavy equipment and machinery, they were just beginning the globalization process. We proved to them that in Europe, South America, and the U.S., we could respond immediately in a coordinated manner. Our competitors could not. That's competitive differentiation at work.

......20 December, Conshohocken, Pennsylvania



THE RIGHT REMEDY

Manufacturers combine new e-business syst… with process change to alleviate their pain.

By Doug Bartholomew

Whether it's in the office, the plant or the warehouse, most manufacturers have a blood trail. It's whatever part of the business that's costing the company big time in terms of late shipments, lost customers, production snafus or excessive employee turnover.

But finding the pain is only part of the solution. Fixing the problem is something else—and often software, in tandem with process changes, can help.

That's what Quaker Chemical Corp. found when the Company faced a serious dilemma recently. With hundreds of the Company's most creative scientists and chemists scheduled to retire in the coming years, Quaker management grappled with what to do to avoid the impending brain drain.

One of Quaker's most valuable assets is the Company's … portfolio of lubricants as well as its overall knowledge an… experience in lubrication technology and development … new lubricants for various industries, including steelmakin…

"We have a very mature workforce, with many baby boo… ers who will be retiring soon," says Thomas Baker, mana… intelligence development at the Conshohoc… have quite a bit of knowledg… of seeing it al…

CHEMICAL MANAGEMENT SERVICES

aker Wins General otors Contract

aker Chemical says it has been awarded series of three-year contracts to provide roducts and services for chemical management at seven General Motors (GM) Powertrain manufacturing sites, representing 65% of its U.S. manufacturing capacity. GM's metal fabrication division has also renewed three-year chemical management contracts to Quaker at all of its eleven sites.

Quaker's chemical management services group will manage coolants, hydraulic fluids, lubricants, and biocides, as well as process and maintenance cleaners. Each contract calls for Quaker to implement programs to reduce costs within each plants processes, and to quantify the savings over the contract perioc

"Investors are recognizing that Quaker is solid and stable, with good earnings."





Recognition at last --

An excited Quaker associate said to me... "Look, over four years, what's our stock price done? Market evaluation is the true evaluation!"

The excitement may not be quite so high, but the evaluations are solid from the financial community.

Three years ago, the stock was undervalued based on its potential for growth. But since then, the forward P/E has gone from 10 to 14.5, and the discount to its peers has gone from 50 percent to 30 percent. From the beginning of 2000 through November 15, 2003, Quaker rose 64 percent, outperforming the S&P 500 by 100 percent.

So Quaker has been noticed. And the dividend has remained about two times that of its peer companies. This has been an added incentive, basically paying investors to wait for end-market recovery.

The Company had set stretch goals and shown success in meeting those goals. If they continue to execute and the economy cooperates, they could potentially generate double-digit growth, longer term.

......18 November, Boston

The Company does look different --

Those who've been watching since the late '90s have seen a real shift...

Quaker was quick to restructure -- good at reacting and not being badly hurt by the downturn the way many others were. They were very timely in controlling costs.

More important, Quaker saw the poor fundamentals of being a product supplier and has moved to change that. Differentiation of the offer is improving. Quaker appears to be trying to partner rather than being simply a supplier.

Here, the chemical management services concept is important. It seemed like just talk at first -- until the GM



Quaker has begun to make tight-fit acquisitions. Contributed $14 million to incremental sales in 2003.



contracts. Establishing a foothold in the larger companies is a sound strategy for the future.

The things they're doing help alleviate the fears of margin compression that companies in these industries usually inspire. And they've communicated the global nature of the Company, which suggests tariff issues won't hurt.

Quaker is the kind of stock you can hold and not worry. The Company is run by responsible, prudent management -- the ROE, the measure of management's effectiveness, shows that.

......19 November, New York City

Some things don't change --

One shareholder told me how he came to purchase Quaker stock...

Much of what Quaker has done in this "change" is to reinforce values that were already there.

When things began to change, I made the buy decision. The expression of management's vision in the 1996 annual report was impressive. It was clear that Quaker already had the necessary values, they just needed to be reinforced and aligned.

The Company has always wanted to have the best science and has always tried to work across boundaries to help its customers. Those values were ingrained in the culture, and the activities of the past several years have brought them forward. They are beginning to realize their potential.

They have done a much better job than any of their peers at maintaining profit through the recession, especially given the difficulties in their markets.

......20 November, Baltimore

Quaker has been raising its profile in the public eye – top management has been out telling the story of the progress towards the Destination, and the press has been reporting on the results achieved so far.

Forbes Hot Shots 200 Up & Co

COMPANY (consecutive years on list)
business

Quaker Chemical
makes lubricants for steel manufacturers

Small Cap Winners in

Quaker Chemical (KWR)

Continued from Page 1
primarily through distributors and does
no new molecule research, is not under
the same pressures and constraints.

A journey through time.

Looking at all the progress reports that Quaker has made since setting its Destination, I'm struck by the consistency – consistency of reporting, focus, and progress.

	Ultimate Destination	Progress in 2000
SHARING GLOBAL KNOWLEDGE	*"A single worldwide company that delivers everywhere the best from anywhere..."* ■ Seamless use of knowledge across all geographic and technological boundaries ■ Thoroughly integrated operations for global reporting, customer information, competitive information, and control	■ Held first global technical and commercial meetings to exchange best practices and establish relationships ■ Launched Quaker Business Intelligence (QBI), an Intranet-based knowledge management resource ■ Created Quaker Leadership and Business Management (QLBM) education programs to unify strategies and expectations ■ Developed mission statement and strategic plan for Worldwide Operations ■ Began implementation of a global transaction system to replace geographic systems
OFFERING CUSTOMERS VALUE	*"A [Company] that creates value in every process we serve, and that every customer will find indispensable..."* ❑ A unique sales offering combining advantaged products with application and process expertise for measurable improvements in cost, productivity, and quality ❑ Compensation based on improvements in processes and finished products, rather than on costs of products and services ❑ Sharing of technical knowledge with customers – including joint product development	❑ Continued documenting and quantifying the benefits of our products and knowledge to customers ❑ Developed and successfully applied new advantaged products for metalworking processes ❑ Developed customer-specific solutions for steel industry customers ❑ Launched pilot of QuakerOne.net, an Internet-based knowledge-sharing resource, with a major steel industry customer
APPLYING FINANCIAL STRENGTH	*"We will be widely known for our growth and financial success..."* ❑ Consistent, significant sales and earnings growth ❑ Consistent, significant increases in returns ❑ Consistent, significant rewards for shareholders ❑ Personal growth and satisfaction for Quaker associates	❑ Grew sales (adjusted for currency) at 8% per year since 1995 ❑ Increased earnings 21% per year since 1995 ❑ Grew return on equity from 7% to 21% since 1995 ❑ Increased return on assets by 250% since 1995 ❑ Doubled earnings per share since 1995

Progress in 2001	Progress in 2002	Progress in 2003
■ Continued to hold global technical and commercial meetings to exchange best practices and deepen relationships ■ Formed global teams of experts to address customer needs everywhere ■ Expanded content and usage of QBI ■ Piloted use of QBI as a collaboration tool with outside consultants and customers ■ Launched QuakerOne World, a global project to transform Quaker's business processes and install a single, comprehensive transaction software system	■ Global technical and commercial meetings allow associates to exchange best practices and deepen relationships ■ Increased number of users of QBI by 50%; tripled number of discussion forums; nearly doubled the number of topics and volume of information available ■ Recieved CIO 100 award from *CIO Magazine*, recognizing excellence of QBI ■ Continued rolling out QuakerOne World region by region	■ Regular global commercial and technical meetings develop best practices and renew relationships ■ Expanded content of QBI by 32%, expanded usage by 28%, increased number of collaborative discussions from 150 to 366 ■ QuakerOne World now used by more than 800 associates; handles 60-65% of all enterprise transactions ■ QuakerOne World and QWIS, a business analysis data warehouse system, are fully integrated, providing access to more information and to more associates than ever before
□ Continued documenting and quantifying the benefits of our products and knowledge to customers □ Developed and successfully applied new advantaged products for metalworking processes □ Developed customer-specific solutions for steel industry customers, including application and control equipment, solution management programs, and advantaged products	□ Continued documenting and quantifying the benefits of our products and knowledge to customers □ Expanded sales opportunities for advantaged products for metalworking processes □ Expanded sales opportunities in aluminum and steel rolling including application and control equipment, solution management programs, and advantaged products □ Refined Chemical Management Services for greater flexibility, customer appeal, and effectiveness	□ Continued documenting and quantifying the benefits of our products and knowledge to customers □ Expanded sales opportunities for advantaged products for metalworking □ Expanded sales opportunities in aluminum and steel rolling □ Branded Chemical Management Services offering as Quaker Management Services (QMS) □ Captured significant business for CMS in the automotive and heavy equipment industries, including seven General Motors Powertrain manufacturing sites, representing 65% of its U.S. manufacturing capacity
□ Grew sales (adjusted for currency) at 6% per year since 1995 □ 29 years of consecutive dividend increases □ Outperformed peers in the equity markets: 15.7%* ROE vs. 11.1%; 12%* ROI vs. 6% □ Outperformed peers in specialty chemicals: 20.8%* pre-tax ROCE vs. 12.4% * Excluding special items	□ Grew sales (adjusted for currency) at 6.6% per year since 1995 □ Grew earnings per share (EPS) 10.3% per year since 1995 □ 30 years of consecutive annual dividend increases with a current yield of 4% □ Outperformed our industry in return on capital employed (ROCE) in 2002: 15% vs. 12% □ Outperformed S&P SmallCap 600 in shareholder returns over past 3 years: 79% vs. 4% □ Acquisitions of United Lubricants and Epmar were accretive to earnings □ Improved working capital efficiency by $6 million on a constant sales level basis	□ Grew sales (adjusted for currency and new CMS contracts) at 7% per year since 1995 □ Grew earnings per share (EPS) 9.1% per year since 1995 □ 31 years of consecutive annual dividend increases □ Outperformed our industry in return on capital (ROC) in 2003: 12.0% vs. 0.6% □ Outperformed S&P SmallCap 600 in shareholder returns over past 4 years by 45% □ Acquisitions of Vulcan, KS Chemie, and Eural were accretive to earnings





A Message from the Chairman

Dear Fellow Shareholders:

First things first. Rather than lead off the annual report, as this letter usually does, this year it follows a recounting of where we are along the road to our Destination. That's the important story to be told, not just about 2003, but about our purpose as an enterprise, so we wanted it to come first.

Back in the middle of 1999, we described the kind of Company we want to be as a human enterprise and need to be as a competitor to serve our customers in a way that would make us the best in our business. We called that statement our Destination. It's the beacon that guides everything we do. You've seen it in every annual report since. It's on the first page of this one, and I hope you'll take the time to read it if you haven't already done so. It tells you in just two sentences how we're going to differentiate ourselves and sustain that differentiation, and how we're focused uniquely on our customers to meet their evolving global needs. It's the way we will gain the leadership of our markets. Based on that, you need to know what we want to do, whether we're getting it done, and whether it is doing for us what we had hoped. I trust our "notes on the journey" will provide some current measure of that for you.

It goes without saying that our financial results are a necessary companion along the way, because without the profits to sustain the journey, nothing else is possible. So, here's a quick look at our financial results. In 2003, our revenues were up 24% -- excellent growth, although as noted through the year in our financial reports and described later in this report, there were unusual elements at work here. Our net income was up 4%, with earnings per share up from prior year by only $.01 -- not what we had in our sights when the year started, and not what we expect long term. Speaking financially, which is how we hold ourselves accountable, it was a disappointing year. But in many ways, 2003 demonstrated our strengths and singularity of purpose. In a year in which many things went against us -- higher raw material prices leading to increased costs of over $2.5 million versus 2002, and sheet steel demand weakness in the U.S. and Europe, our two largest markets, being the most meaningful -- we still managed to deliver growth in profits. And we did it while maintaining our commitment to important strategic initiatives related to the long-term purpose embodied in our Destination.

In the Company, we talk regularly about three business imperatives that spring from our Destination and that are absolutely necessary to get us there:

1. Sell customer solutions -- value -- not just fluids.
2. Operate as a globally integrated whole.
3. Harness the power of our global knowledge and learning.

A hallmark of 2003 is that we took major steps in all of these. That's the story I'd like to tell briefly in this letter.

One of the most important aspects of these imperatives is building our competitive differentiation with customers as a provider of solutions rather than only as a seller of fluids. The

critical parts of this are turning what we know and learn around the world into competitive advantage for us and our customers everywhere, and developing the kind of relationship with customers that creates the opportunity to be an essential part of their progress. This has the collateral benefit of providing a window on customers' needs through which we can identify new needs and build further value.

We took a big step in that direction this year. In an outstanding business development effort, we won a range of chemical management services contracts with major automotive manufacturers. This approach builds our ability to serve customers comprehensively, while deepening our customer penetration and share of market. We're working now to consolidate what we've been awarded and to prepare ourselves to expand this market initiative. And our global organization, focused on global integration, gives us the wherewithal and capability to meet these customers' needs globally.

In 2003, we made three acquisitions, two small and one more sizable, that will help fuel our growth. They all have in common, as do the two acquisitions made in 2002, that they build on our core-business capability to serve our customers more broadly and add growth either through increased market share or a broader product offering on which we can build. This activity will continue to get a great deal of our attention, as will reaching out to new markets to provide greater inherent growth.

With a considerable investment of capital and energy in 2003 on technology tools and organizational execution, we're creating the global integration that flows from a common transaction and reporting system and captures the power of our vast stores of customer and technology knowledge and know-how from around the world.

Put all these things together and you have the makings of a singular competitor in our business. Indeed, coming full circle, that's precisely our purpose. I hope the "notes on the journey" and this letter have helped you have a better sense of what we're building.

In closing, I return briefly to financial performance. Frankly, the financial results of the last two or three years are not all that we would have liked them to be. Yes, in seven of the last eight years we've reported profits better than the prior year -- that's been one of our major internal drivers, and we're pleased to be able to say that -- but economic cycles and uncooperative commodity markets have intervened lately to limit our gains. We're always mindful that despite these kinds of vagaries, our strategies must ultimately result in continued financial progress to create value for our shareholders and to sustain our purpose. That calls us to be a unique asset to our customers. We're confident that's the right course to build our value as an enterprise, and we're committed to staying the course to achieve that.

Thank you for taking the journey with us and for your continued confidence.

Sincerely,



Ronald J. Naples
Chairman of the Board and
Chief Executive Officer



Financial Highlights

Highlights of the Year

(Dollars in thousands except per share data)	2003	2002	2001
Net sales	$340,192	$274,521	$251,074
Gross margin	121,374	111,577	101,029
Operating income	24,115	23,973	14,191[1]
Net income	14,833	14,297	7,665[1]
Per share data:			
Net income basic	$1.58	$ 1.56	$ .85[1]
Net income diluted	1.52	1.51	.84[1]
Net income diluted, excluding special items	1.52	1.51	1.49[1]
Dividends declared	.84	.84	.82
Dividends paid	.84	.835	.82

Highlights at End of Year

(Dollars in thousands)	2003	2002	2001
Total assets	$287,347	$213,858	$179,666
Working capital	37,719	37,529	47,424
Shareholders' equity	112,352	88,055	80,899
Number of shares outstanding	9,610	9,340	9,137

[1] The results of operations for 2001 include restructuring charges of $5,854 pre tax, $4,039 after tax, or $0.44 per diluted share; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre tax, $1,380 after tax, or $0.15 per diluted share; an environmental charge of $500 pre tax, $345 after tax, or $0.04 per diluted share; and nonrecurring organizational structure charges of $267 pre tax, $184 after tax, or $0.02 per diluted share. Excluding these items, operating income was $22,812, net income for 2001 was $13,613, and net income per diluted share was $1.49.

Corporate Profile

Quaker Chemical Corporation, headquartered in Conshohocken, Pennsylvania, is a worldwide developer, producer, and marketer of custom-formulated chemical specialty products and a provider of chemical management services for manufacturers around the globe, primarily in the steel and automotive industries.

This Summary Annual Report provides basic financial information on our Company in a condensed format. Comprehensive financial reporting is contained in Quaker's Annual Report on Form 10-K for the year ended December 31, 2003. We invite you to refer to the Form 10-K, which is available on our Web site (www.quakerchem.com), for a more detailed discussion of our performance.

This Summary Annual Report may contain forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties which could significantly affect expected results from those expressed in any such forward-looking statements. Readers are directed to Quaker's Annual Report on Form 10-K for a description of such risks and uncertainties.



Management's Discussion and Analysis
of Financial Condition and Results of Operations

Executive Summary

Quaker Chemical Corporation is a worldwide developer, producer, and marketer of chemical specialty products and a provider of chemical management services for various heavy industrial and manufacturing applications around the globe, with significant sales to the steel and automotive industries. Our strategies and initiatives flow from three business imperatives: (1) sell customer solutions — value — not just fluids, (2) operate as a globally integrated whole and (3) harness the power of our global knowledge and learning. Success factors critical to the Company's business include successfully differentiating ourselves from our competition, operating efficiently as a globally integrated whole, and increasing market share, customer penetration and profitability through internally developed programs and strategic acquisitions.

The Company operates in mature businesses, which are driven by demand for consumer durables and are therefore subject to the vulnerabilities of a cyclical economy. 2003 proved a difficult operating environment as it relates to demand. The Company experienced softness in sheet steel demand in the U.S. and Europe, two regions critical to our financial results. The Company's leading share position in those regions makes it a target for competition as our customers may see a need to establish second source suppliers. Also in 2003, the Company did see increased competitive activity in its European market resulting in a net loss of business and slight decrease in market share. Despite this difficult environment, the Company's Asian and South American regions saw strong growth. As we enter 2004, the competitive pressures and the challenges they present remain, but we still expect growth in our steel business primarily out of Asian and South American markets.

In 2003, the Company experienced significant revenue growth in its chemical management services (CMS) with the award of new CMS contracts in the North America automotive market. The profitability of this new business is dependent on the Company's ability to identify and implement cost reduction programs and to achieve product conversions. During 2004, the Company expects to achieve increased profitability from this business as cost reductions and product conversions are achieved.

The Company continually looks for acquisitions that are a tight fit in terms of products, strategic customers or complementary technology and therefore help to build market share or increase customer penetration. In the past two years the Company has made five such acquisitions adding approximately $14.0 million of incremental revenues in 2003. Although modest in size, these acquisitions have helped solidify the Company's core business through increased product breadth and customer penetration and have and are expected to continue to contribute to revenues and earnings.

A significant amount of the revenue growth in 2003 can be attributed to CMS, acquisitions, and foreign exchange. CMS and the acquisitions have different margin characteristics and did not contribute significantly to earnings. In addition, the Company in 2003 experienced significantly higher raw material costs and administrative expenses. This resulted in only a small increase in earnings year over year. As the Company exited 2003, the pricing in its key raw material markets, specifically crude oil-based, animal fat and vegetable oil derivatives, were at four-year highs. The Company does not believe this trend will reverse in the short term and there is a risk of even higher raw material prices in 2004, particularly, crude oil. In addition, the Company experienced increases in administrative costs in 2003 related to pension, insurance, its global enterprise resource planning system ("ERP") implementation and compliance with new governance regulations under the Sarbanes-Oxley Act. The Company again expects to see higher costs in 2004 for these items, in particular costs related to Sarbanes-Oxley compliance.

Despite these trends, the Company grew both revenue and net income and remained committed to its long-term strategic actions. The Company completed three tight-fit acquisitions in 2003 and advanced customer penetration through major new CMS contracts, all of which are expected to contribute to future growth. The Company continues to invest in its ERP to further its initiative of operating as a globally integrated whole. The Company's balance sheet remains strong, and the Company extended its dividend record to 31 consecutive years of increases.

Critical Accounting Policies and Estimates

Quaker's discussion and analysis of its financial condition and results of operations are based upon Quaker's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Quaker to make estimates and judgments that affect the

reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Quaker evaluates its estimates, including those related to customer sales incentives, product returns, bad debts, inventories, property, plant, and equipment, investments, intangible assets, income taxes, financing operations, restructuring, accrued incentive compensation plans, pensions and other postretirement benefits, and contingencies and litigation. Quaker bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Quaker believes the following critical accounting policies describe the more significant judgments and estimates used in the preparation of its consolidated financial statements:

1. **Accounts receivable and inventory reserves and exposures** — Quaker establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Quaker's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Downturns in the overall economic climate may also tend to exacerbate specific customer financial issues. As part of its terms of trade, Quaker may custom manufacture products for certain large customers and/or may ship product on a consignment basis. Further, a significant portion of Quaker's revenues is derived from sales to customers in the U.S. steel industry, where a number of bankruptcies occurred during recent years. Through 2003, Quaker recorded additional provisions for doubtful accounts primarily related to bankruptcies in the U.S. steel industry. When a bankruptcy occurs, Quaker must judge the amount of proceeds, if any, that may ultimately be received through the bankruptcy or liquidation process. These matters may increase the Company's exposure should a bankruptcy occur, and may require writedown or disposal of certain inventory due to its estimated obsolescence or limited marketability. Customer returns of products or disputes may also result in similar issues related to the realization of recorded accounts receivable or returned inventory.

2. **Environmental and litigation reserves** — Accruals for environmental and litigation matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted. Environmental costs and remediation costs are capitalized if the costs extend the life, increase the capacity or improve the safety or efficiency of the property from the date acquired or constructed, and/or mitigate or prevent contamination in the future. Estimates for accruals for environmental matters are based on a variety of potential technical solutions, governmental regulations and other factors, and are subject to a large range of potential costs for remediation and other actions. A considerable amount of judgment is required in determining the most likely estimate within the range, and the factors determining this judgment may vary over time. Similarly, reserves for litigation and similar matters are based on a range of potential outcomes and require considerable judgment in determining the most probable outcome. If no amount within the range is considered more probable than any other amount, the Company accrues the lowest amount in the range in accordance with generally accepted accounting principles. An inactive subsidiary of the Company is involved in asbestos litigation. If the Company ever concludes that it is probable it will be liable for any of the obligations of such subsidiary, then it will record the associated liabilities if they can be reasonably estimated. The Company will reassess this situation periodically in accordance with SFAS No. 5, "Accounting for Contingencies." See Note 14 of Notes to Consolidated Financial Statements which appears in Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 Form 10-K").

3. **Realizability of equity investments** — Quaker holds equity investments in various domestic and foreign companies, whereby it has the ability to influence, but not control, the operations of the entity and its future results. Quaker records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions, poor operating results of underlying investments, or devaluation of foreign currencies could result in losses or an inability to recover the carrying value

of the investments that may not be reflected in an investment's current carrying value. These factors may result in an impairment charge in the future.

4. **Tax exposures and valuation allowances** — Quaker records expenses and liabilities for taxes based on estimates of amounts that will be ultimately determined to be deductible in tax returns filed in various jurisdictions. The filed tax returns are subject to audit, often several years subsequent to the date of the financial statements. Disputes or disagreements may arise during audits over the timing or validity of certain items or deductions, which may not be resolved for extended periods of time. Quaker establishes reserves for potential tax audit and other exposures as transactions occur and reviews these reserves on a regular basis; however, actual exposures and audit adjustments may vary from these estimates. Quaker also records valuation allowances when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Quaker has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Quaker were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Quaker determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital and expansion needs. U.S. and foreign income taxes that would be payable if such earnings were distributed may be lower than the amount computed at the U.S. statutory rate due to the availability of tax credits.

5. **Restructuring liabilities** — Restructuring charges may consist of charges for employee severance, rationalization of manufacturing facilities and other items. In 2001, Quaker recorded restructuring and other exit costs, including involuntary termination of certain employees, in accordance with the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Certain of these items, particularly those involving impairment charges for assets to be sold or closed, require significant estimates and assumptions in terms of estimated sale proceeds, date of sale, transaction costs and other matters, and these estimates can change based on market conditions and other factors. In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullified EITF Issue No. 94-3. The Company adopted the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for exit costs were recognized at the date of an entity's commitment to an exit plan.

6. **Goodwill and other intangible assets** — Goodwill and other intangible assets are evaluated in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Intangible assets, which do not have indefinite lives, are recorded at fair value and amortized over a straight-line basis based on third party valuations of the assets. Goodwill and intangible assets, which have indefinite lives, are no longer amortized and are required to be assessed at least annually for impairment. The Company compares the assets' fair value to its carrying value primarily based on future discounted cash flows in order to determine if an impairment charge is warranted. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. The Company completed its annual impairment assessment as of the end of the third quarter 2003 and no impairment charge was warranted.

7. **Postretirement benefits** – The Company provides certain pension and other postretirement benefits to employees and retirees. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required valuations to determine benefit expense and, if necessary, non-cash charges to equity for additional minimum pension liabilities. Critical assumptions used in the actuarial valuation include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return on assets. If different assumptions were used, additional pension expense or charges to equity might be required. For 2003, the Company incurred such a non-cash charge to equity of $2.2 million. The Company's pension plan year-end is November 30, which serves as the measurement date.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB"), issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Certain Variable Interest Entities ("VIEs"), which is an interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements." FIN 46 addresses the application of ARB No. 51 to VIEs, and generally would require that assets, liabilities and results of the activities of a VIE be consolidated into the financial statements of the enterprise that is considered the primary beneficiary. FIN 46, as revised by FIN 46 (revised December 2003), is effective for public entities that have interests in VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company has determined that its real estate joint venture is a VIE and that the Company is not the primary beneficiary. See also Note 3 of Consolidated Financial Statements which appears in the Company's 2003 Form 10-K.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or mezzanine equity, by now requiring those same instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-3, which delayed the effective date for certain provisions of SFAS 150 indefinitely. For the effective provisions of the standard, management has assessed the impact and determined there to be no material impact to the financial statements. For the deferred provisions, the Company does not expect the pending adoption to have a material impact on the financial statements.

In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which provides guidance on how to determine when an arrangement that involves multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes. It further states, that if this division is required, the arrangement consideration should be allocated among the separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods that begin after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company's financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 104, "Revenue Recognition," which supersedes SAB 101, "Revenue Recognition in Financial Statements," and updates portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting guidance. The Company had previously adopted the necessary changes incorporated into SAB 104, which did not have a material effect on the Company's financial position, results of operations or cash flows.

In December 2003, the FASB revised Statement No. 132 ("SFAS 132"), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard mandates additional disclosures for pensions and other post-retirement benefit plans and is designed to improve disclosure transparency within financial statements and requires certain

disclosures to be made on a quarterly basis (collectively, the "Amended Disclosures"). Compliance with the Amended Disclosures is effective for fiscal periods beginning after December 15, 2003, and has been incorporated into Note 7 of the Consolidated Financial Statements which appears in the Company's 2003 Form 10-K. Interim period disclosures will be required to be made by the Company commencing in the first quarter of 2004.

On January 12, 2004, the FASB issued FSP No. FAS 106-1, which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). On December 8, 2003, President Bush signed the Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a Federal subsidy to companies which sponsor retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As permitted under FSP No. 106-1, the Company did not reflect the effects of this Act in its consolidated financial statements and accompanying notes. Specific authoritative guidance on the accounting for the Federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information. The Company is currently assessing the impact of the Act.

Liquidity and Capital Resources

Quaker's cash and cash equivalents increased to $21.9 million at December 31, 2003 from $13.9 million at December 31, 2002. The increase is primarily from $8.4 million provided by operating activities and $22.0 million provided by financing activities, offset in part by $24.4 million used in investing activities.

Net cash flow provided by operating activities was $8.4 million in 2003 compared to $24.4 million in 2002. This decrease primarily resulted from increased working capital needs associated with the Company's recently awarded chemical management services ("CMS") contracts, which were effective May 1, 2003.

Net cash used in investing activities was $24.4 million in 2003 compared to $30.3 million in 2002. Dividends and distributions from associated companies increased $3.6 million in 2003, and were driven by priority distributions received from the Company's real estate joint venture. The Company paid $16.0 million for 2003 acquisitions versus $21.3 million for 2002 acquisitions. Proceeds from the disposition of assets were significantly higher in 2002, reflective of the sale of the Company's U.K. manufacturing facility, which was completed in the fourth quarter of 2002.

Expenditures for property, plant, and equipment increased to $12.6 million in 2003 from $10.8 million in 2002. Capital expenditures in 2003 included $4.1 million for the renovation of the Company's U.S. laboratory facility and $3.1 million for the Company's global transaction system. The remaining capital expenditures relate to upgrades of manufacturing capabilities at various locations, with $0.5 million spending for environmental and regulatory compliance in both 2003 and 2002. For 2004, the Company expects capital expenditures to be approximately $10 million as most of the lab renovation is complete and the Company expects limited capital being spent towards our global ERP implementation.

In January 2001, the Company contributed its Conshohocken, Pennsylvania property and buildings (the "Site") to a real estate joint venture (the "Venture") in exchange for a 50% interest in the Venture. The Venture did not assume any debt or other obligations of the Company. The Venture renovated certain of the existing buildings at the Site, as well as built new office space. In December 2000, the Company entered into an agreement with the Venture to lease approximately 38% of the Site's available office space for a 15-year period commencing February 2002, with multiple renewal options. During 2003, the Company received priority cash distributions, which reduced the Company's investment balance to $0. As of December 31, 2003, approximately 93% of the Site's office space was under lease and the Site (including improvements thereon) was subject to encumbrances securing indebtedness of the Venture in the amount of $26.9 million. The Company has not guaranteed nor is it obligated to pay any principal, interest or penalties on the indebtedness of the Venture, even in the event of default by the Venture. At December 31, 2003, the Venture had property with a net book value of $27.2 million, total assets of $29.0 million, and total liabilities of $27.2 million.

Net cash flows provided by financing activities were $22.0 million in 2003 versus a $1.3 million use of cash in 2002. The increase in cash provided by financing activities

was a result of increased short-term borrowings in order to fund current year acquisitions and working capital needs primarily associated with the Company's new CMS contracts.

The Company increased its principal credit facilities from $15.0 million committed and $10.0 million uncommitted at the end of March 2003 to its current position of $30.0 million committed and $20.0 million uncommitted. The Company had approximately $39.8 million and $8.9 million outstanding on these credit facilities as of December 31, 2003 and 2002, respectively. The provisions of the agreements require that the Company maintain certain financial ratios and covenants, all of which the Company was in compliance with as of December 31, 2003 and 2002. Under its most restrictive covenants, the Company can borrow an additional $38.1 million as of December 31, 2003. The Company believes that it is capable of renewing its current credit facilities, on an annual basis, or obtaining additional borrowing capacity on competitive terms. Following are the details of the Company's individual facilities.

In April 2002, the Company entered into a $20.0 million committed credit facility, with a bank, with an expiration date of April 2003. In March 2003, the Company replaced its $20.0 million committed credit facility with another facility with the same lender of $15.0 million, which expires in December 2004. At the Company's option, the interest rate for borrowings under the agreement may be based on the lender's cost of funds plus a margin, LIBOR plus a margin, or on the prime rate. Further, in April 2002, the Company entered into a $10.0 million uncommitted demand credit facility with the same lender under similar terms. A total of $19.8 million in borrowings under these facilities was outstanding at December 31, 2003 at an average borrowing rate of approximately 2.1%.

In June 2003, the Company entered into a $10.0 million committed credit facility with another bank, which expires in June 2004. At the Company's option, the interest rate for borrowings under the agreement may be based on the euro dollar rate plus a margin or the prime rate plus a margin. In July 2003, an amendment increased this committed credit facility to $15.0 million. A total of $15.0 million in borrowings was outstanding at December 31, 2003 at an average borrowing rate of approximately 1.5%.

In June 2003, the Company also entered into a $10.0 million uncommitted demand credit facility with another bank. At the Company's option, the interest rate for borrowings under this agreement may be based on the prime rate or the LIBOR rate plus a margin. A total of $5.0 million in borrowings was outstanding at December 31, 2003 at an average borrowing rate of approximately 2.2%.

The Company believes that in 2004, it is capable of supporting its operating requirements including pension plan contributions, payments of dividends to shareholders, possible acquisition opportunities, and possible resolution of contingencies, through internally generated funds supplemented with debt as needed. In addition, in 2004, the Company expects to make minimum cash contributions to its U.S. defined benefit plans of approximately $1.5 million.

The following table summarizes the Company's contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flow in future periods (amounts in millions):

	Payments due by period						
Contractual Obligations	Total	2004	2005	2006	2007	2008	2009 and beyond
Long-term debt	$18.844	$ 3.017	$3.212	$3.208	$3.184	$0.324	$ 5.899
Short-term debt	39.975	39.975	—	—	—	—	—
Non-cancelable operating leases	26.180	4.560	3.798	2.894	2.640	2.417	9.871
Total contractual cash obligations	$84.999	$47.552	$7.010	$6.102	$5.824	$2.741	$15.770

Operations

Comparison of 2003 with 2002

Consolidated net sales increased by 24% to $340.2 million in 2003 from $274.5 million in 2002. The impact from foreign exchange rate translation increased sales by approximately $18.2 million, or 7%. The Company's 2003 acquisitions and the timing of the 2002 acquisitions increased net sales by $14.0 million, or 5%, and the Company's recently awarded chemical management services ("CMS") contracts, which were effective May 1, 2003, increased net sales by approximately $27.0 million or 10%. The remaining 2% increase in net sales was due primarily to double-digit growth in the Asia/Pacific and South American regions partially offset by a decline in business in the U.S. and Europe. The decline in business in the U.S. and Europe was substantially caused by softness in sheet steel demand. In addition, in late 2003, the Company experienced some increased competition as a result of the Company's strong market share coupled with its customers' interest in establishing second source suppliers.

Gross profit (net sales less cost of goods sold) as a percentage of sales declined from 40.6% in 2002 to 35.7% in 2003. The Company's new CMS contracts result in a different relationship between margins and revenue than has applied in the past for the Company's traditional product business. At the majority of current CMS sites, the Company effectively acts as an agent and records revenue and costs from third party sales on a net sales or "pass-through" basis. The new CMS contracts have a different structure that results in the Company recognizing in reported revenue the gross revenue received from the CMS site customer, and in cost of goods sold the third party product purchases, which substantially offset each other since the Company currently has very little of its own product converted at these sites. The negative impact to gross margin related to the new CMS contracts was approximately 3 percentage points. The remaining decline in gross margin as a percentage of sales is primarily due to increased raw material costs and product mix. At the end of 2003, the Company experienced a four-year high in the pricing in the market for its key raw material markets, specifically crude oil-based, animal fat and vegetable oil derivatives. The Company estimates the raw material price increases negatively impacted gross profit by approximately $2.5 million in 2003.

Selling, general and administrative costs ("SG&A") as reported for 2003 were $97.2 million compared to $87.6 million in 2002. Approximately three quarters of the $9.6 million increase is due to foreign exchange rate translation and the Company's acquisition activity, which impacted SG&A by approximately $4.6 million and $2.4 million, respectively. The remaining increase in SG&A was due to higher costs including pension, insurance, and the Company's continued rollout of its global ERP system, offset in part by reduced incentive compensation expense. In 2004, the Company expects to again see higher expenses related to these administrative areas as well as increases related to Sarbanes-Oxley Act compliance and the restoration of performance-based incentive compensation.

Also included in the 2003 results is a $0.1 million net restructuring charge. 2003 severance program costs of approximately $0.3 million were partially offset by the release of $0.2 million of unused restructuring accruals related to the Company's 2001 restructuring program.

The Company's effective tax rate was 31% in 2003 versus 32% in 2002. The reduction in the effective tax rate is reflective of the Company's favorable settlement of several outstanding tax audits and appeal issues. The effective tax rate is dependent on many internal and external factors and is assessed by the Company on a regular basis. Currently, the Company anticipates its effective tax rate for 2004 will remain in the 30% to 32% range.

Equity in net income of associated companies for 2003 was $0.9 million higher than 2002. This increase primarily reflects a priority distribution received from the Company's real estate joint venture as well as improved performance from this venture compared to 2002.

The $0.5 million increase in minority interest expense is primarily due to full year consolidation of the Company's South African joint venture. Effective July 1, 2002, the Company acquired a controlling interest of Quaker Chemical South Africa (Pty.) Ltd. (South Africa).

Comparison of 2002 with 2001

Consolidated net sales increased to $274.5 million in 2002 from $251.1 million in 2001. The 9% increase was the net result of a 6% increase in volume and a 5% improvement in price/mix, offset by a 2% negative impact from foreign currency translation. The 6% increase in volume was primarily due to the inclusion of revenues from the acquisitions of United Lubricants Corporation and Epmar Corporation, as well as the purchase of a controlling interest in the Company's South African joint venture, which was included in the Company's consolidated results effective July 1, 2002. At constant exchange rates, and excluding revenue from acquisitions, consolidated net sales increased 3%.

Gross profit as a percentage of sales was 40.6% in 2002 compared with 40.2% in 2001. This increase in gross margin percentage was attributable to higher volumes, and lower raw material prices with some product mix changes.

Selling, general and administrative costs ("SG&A") as reported for 2002 were $87.6 million compared to $80.5 million in 2001. Upon the January 1, 2002 adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company no longer amortizes goodwill. SG&A for 2001 included $1.0 million of goodwill amortization. Other significant costs in 2001 included: $2.0 million of additional provisions for doubtful accounts primarily attributable to U.S. steel customers that filed for bankruptcy protection under Chapter 11 and $0.3 million of organizational structure costs. The overall increase in 2002 SG&A was primarily related to the Company's 2002 acquisitions, which added approximately $4.9 million of expense, as well as higher administrative costs such as insurance, pension, incentive compensation, and expenses related to the Company's new global transaction system.

Operating income as reported was $24.0 million in 2002 compared to $14.2 million in 2001. In addition to the significant costs noted in 2001 SG&A, operating income for 2001 also included a restructuring charge of $5.9 million as well as an additional environmental provision of $0.5 million. The restructuring charge of $5.9 million related to plans to close and sell the Company's manufacturing facilities in the U.K. and France, reduce administrative functions, as well as costs related to abandoned acquisitions. The overall increased operating income in 2002 was primarily attributable to the 2001 significant costs noted above, as well as higher gross margin from the noted volume increases.

The Company's effective tax rate was 32% in 2002 versus 31% in 2001. The effective tax rate is dependent on many internal and external factors and is assessed by the Company on a regular basis. The Company had previously been assessed additional taxes based on an audit of certain subsidiaries for prior years, which had been resolved with no material impact to the Company's consolidated financial statements.

Equity in net income of associated companies for 2002 was approximately $0.3 million lower than 2001. This decrease was primarily attributable to the July 2002 purchase of a controlling interest in the Company's South African joint venture, as well as losses from the start-up of the Company's real estate joint venture.

Minority interest in net income of subsidiaries for 2002 was approximately $0.4 million lower than 2001. This decrease was substantially the result of lower U.S. dollar net income from the Company's joint venture in Brazil partially offset by an improved performance of the Company's China joint venture and the purchase of a controlling interest in our South African joint venture.

Restructuring and Related Activities

In 2001, Quaker's management approved restructuring plans to realign the organization and reduce operating costs (2001 program). Quaker's restructuring plans included the decision to close and sell manufacturing facilities in the U.K. and France. In addition, Quaker consolidated certain functions within its global business units and reduced administrative functions, as well as expensed costs related to abandoned acquisitions. Included in the restructuring charges are provisions for severance of 53 employees. Restructuring and related charges of $5.854 million were recognized in 2001. The charge comprised $2.807 million related to employee separations, $2.450 million related to facility rationalization charges, and $0.597 million related to abandoned acquisitions. Employee separation benefits varied depending on local regulations within certain foreign countries and included severance and other benefits. As of December 31, 2003, Quaker had completed 51 of the planned 53 employee separations under the 2001 program. During the fourth quarter of 2002, the Company completed the sale of its U.K. manufacturing facility, which closed at

the end of 2001. In 2003, the Company reversed $0.2 million of unused restructuring accruals related to the 2001 program.

In 2003, Quaker's management approved restructuring plans to further realign the organization (2003 program). Included in the 2003 restructuring charge are provisions for severance for nine employees totaling $0.273 million.

Quaker expects to substantially complete the initiatives contemplated under the restructuring plans, including the sale of its manufacturing facility in France, during 2004.

Accrued restructuring balances, included in other current liabilities and assigned to the Metalworking segment, are as follows (amounts in millions):

	Employee Separations	Facility Rationalization	Abandoned Acquisitions	Total
2001 Program:				
Restructuring charges	$ 2.807	$ 2.450	$ 0.597	$ 5.854
Asset impairment	—	(1.015)	—	(1.015)
Payments	(0.111)	(0.171)	(0.597)	(0.879)
Currency translation and other	0.001	0.012	—	0.013
December 31, 2001 ending balance	2.697	1.276	—	3.973
Payments	(1.374)	(0.752)	—	(2.126)
Currency translation and other	0.114	0.182	—	0.296
December 31, 2002 ending balance	1.437	0.706	—	2.143
Restructuring reversals	(0.156)	(0.060)	—	(0.216)
Payments	(0.832)	(0.204)	—	(1.036)
Currency translation and other	0.001	0.083	—	0.084
December 31, 2003 ending balance	0.450	0.525	—	0.975
2003 Program:				
Restructuring charges	0.273	—	—	0.273
Payments	(0.047)	—	—	(0.047)
Currency translation and other	0.002	—	—	0.002
December 31, 2003 ending balance	0.228	—	—	0.228
Total restructuring December 31, 2003 ending balance	$ 0.678	$ 0.525	$ —	$ 1.203

Environmental Clean-up Activities

The Company is involved in environmental clean-up activities in connection with an existing plant location and former waste disposal sites. In April of 1992, the Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly owned subsidiary. Voluntarily in coordination with the Santa Ana California Regional Water Quality Board, ACP is remediating the contamination. The Company believes that the remaining potential-known liabilities associated with these matters range from approximately $0.9 million to $1.5 million, for which the Company has sufficient reserves. Notwithstanding the foregoing, the Company cannot be certain that liabilities in the form of remediation expenses, fines, penalties, and damages will not be incurred in excess of the amount reserved. See Note 14 of Notes to Consolidated Financial Statements which appears in Item 8 of the Company's 2003 Form 10-K.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General

The Company generally does not use financial instruments that expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 55% to 56% of the consolidated net annual sales (see Note 11 of Notes to Consolidated Financial Statements which appears in the Company's 2003 Form 10-K).

Factors That May Affect Our Future Results

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

Certain information included in this 2003 Summary Annual Report to Shareholders, the Company's 2003 Form 10-K and other materials filed or to be filed by Quaker with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us) contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including:

- statements relating to our business strategy;
- our current and future results and plans; and
- statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

Such statements include information relating to current and future business activities, operational matters, capital spending, and financing sources. From time to time, oral or written forward-looking statements are also included in Quaker's periodic reports on Forms 10-Q and 8-K, press releases and other materials released to the public.

Any or all of the forward-looking statements in this Summary Annual Report, the Company's 2003 Form 10-K, and in any other public statements we make may turn out to be wrong. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this Summary Annual Report and the Company's 2003 Form 10-K will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in Quaker's subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. A major risk is that the Company's demand is largely derived from the demand for its customers' products, which subjects the Company to uncertainties related to downturns in a customer's business and unanticipated customer production shutdowns. Other major risks and uncertainties include, but are not limited to, significant increases in raw material costs, worldwide economic and political conditions, foreign currency fluctuations, and terrorist attacks such as those that occurred on September 11, 2001. Furthermore, the Company is subject to the same business cycles as those experienced by steel, automobile, aircraft, appliance, and durable goods manufacturers. These risks, uncertainties, and possible inaccurate assumptions relevant to our business could cause our actual results to differ materially from expected and historical results. Other factors beyond those discussed below could also adversely affect us. Therefore, we caution you not to place undue reliance on our forward-looking statements. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.



Condensed Consolidated Statement of Income

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2003	2002	2001
Net sales	$340,192	$274,521	$251,074
Costs and expenses:			
Cost of goods sold	218,818	162,944	150,045
Selling, general, and administrative expenses	97,202	87,604	80,484
Environmental charges	—	—	500
Restructuring charges, net	57	—	5,854
	316,077	250,548	236,883
Operating income	24,115	23,973	14,191
Other income, net	764	1,135	1,089
Interest expense	(1,576)	(1,774)	(1,880)
Interest income	815	984	1,030
Income before taxes, equity income and minority interest	24,118	24,318	14,430
Taxes on income	7,488	7,782	4,473
	16,630	16,536	9,957
Equity in net income of associated companies	1,244	295	613
Minority interest in net income of subsidiaries	(3,041)	(2,534)	(2,905)
Net income	$ 14,833	$ 14,297	$ 7,665
Per share data:			
Net income–basic	$ 1.58	$ 1.56	$ .85
Net income–diluted	$ 1.52	$ 1.51	$ .84
Weighted average shares outstanding:			
Basic	9,381	9,172	9,054
Diluted	9,761	9,474	9,114

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.



Condensed Consolidated Balance Sheet

(Dollars in thousands, except par value and per share amounts)	December 31, 2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 21,915	$ 13,857
Accounts receivable, net	78,121	53,353
Inventories, net	32,211	23,636
Deferred income taxes	4,550	5,874
Prepaid expenses and other current assets	6,727	6,953
Total current assets	143,524	103,673
Property, plant, and equipment, net	62,391	48,512
Goodwill	33,301	21,927
Other intangible assets, net	9,616	5,852
Investments in associated companies	6,005	9,060
Deferred income taxes	12,846	10,609
Other assets	19,664	14,225
Total assets	$287,347	$213,858
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings and current portion of long-term debt	$ 42,992	$ 12,205
Accounts payable	39,240	27,461
Dividends payable	2,019	1,962
Accrued compensation	6,816	10,254
Other current liabilities	14,738	14,262
Total current liabilities	105,805	66,144
Long-term debt	15,827	16,590
Deferred income taxes	2,688	1,518
Accrued pension and postretirement benefits	34,165	28,723
Other non-current liabilities	6,802	5,166
Total liabilities	165,287	118,141
Minority interest in equity of subsidiaries	9,708	7,662
Commitments and contingencies	—	—
Shareholders' equity		
Common stock, $1 par value; authorized 30,000,000 shares; issued (including treasury shares) 9,664,009 shares	9,664	9,664
Capital in excess of par value	2,181	626
Retained earnings	117,308	110,448
Unearned compensation	(621)	(1,245)
Accumulated other comprehensive loss	(15,406)	(27,078)
	113,126	92,415
Treasury stock, shares held at cost; 2003–54,178, 2002–342,109	(774)	(4,360)
Total shareholders' equity	112,352	88,055
Total liabilities and shareholders' equity	$287,347	$213,858

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.



Condensed Consolidated Statement of Cash Flows

(Dollars in thousands)	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities			
Net income	$ 14,833	$ 14,297	$ 7,665
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	6,677	5,432	4,913
Amortization	960	805	1,467
Equity in net income of associated companies	(844)	(295)	(613)
Minority interest in earnings of subsidiaries	3,041	2,534	2,905
Deferred income taxes	1,389	328	(627)
Deferred compensation and other, net	(418)	107	288
Environmental charges	—	—	500
Restructuring charges, net	57	—	5,854
Pension and other postretirement benefits	428	1,452	(782)
Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions:			
Accounts receivable	(14,604)	(657)	7,573
Inventories	(4,692)	(3,101)	2,762
Prepaid expenses and other current assets	(648)	(194)	39
Accounts payable and accrued liabilities	478	7,107	(6,603)
Change in restructuring liabilities	(1,083)	(2,156)	(1,123)
Estimated taxes on income	2,803	(1,261)	(1,614)
Net cash provided by operating activities	8,377	24,398	22,604
Cash flows from investing activities			
Capital expenditures	(12,608)	(10,837)	(8,036)
Dividends and distributions from associated companies	4,080	515	1,208
Investments in and advances to associated companies	—	—	95
Payments related to acquisitions	(15,983)	(21,285)	(1,718)
Proceeds from disposition of assets	232	1,682	259
Other, net	(87)	(326)	165
Net cash (used in) investing activities	(24,366)	(30,251)	(8,027)
Cash flows from financing activities			
Dividends paid	(7,916)	(7,714)	(7,410)
Net increase (decrease) in short-term borrowings	30,581	9,026	(56)
Repayment of long-term debt	(2,570)	(2,853)	(2,891)
Treasury stock issued	4,328	2,951	2,902
Distributions to minority shareholders	(2,391)	(2,673)	(2,335)
Other, net	—	—	234
Net cash provided by (used in) financing activities	22,032	(1,263)	(9,556)
Effect of exchange rate changes on cash	2,015	424	(1,024)
Net increase (decrease) in cash and cash equivalents	(8,058)	(6,692)	3,997
Cash and cash equivalents at beginning of year	13,857	20,549	16,552
Cash and cash equivalents at end of year	$ 21,915	$ 13,857	$20,549
Supplemental cash flow disclosures			
Cash paid during the year for:			
Income taxes	$ 3,633	$ 7,787	$ 7,550
Interest	1,680	1,897	1,876
Noncash investing activities			
Contribution of property, plant, and equipment to real estate joint venture	$ —	$ —	$ 4,358

See notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K.

Management's Responsibility
for Financial Reporting

The consolidated financial statements of Quaker Chemical Corporation have been prepared in accordance with generally accepted accounting principles and have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The integrity and objectivity of information in these consolidated financial statements, including estimates and judgments, are the responsibility of management.

The Company's system of internal controls is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by careful selection and training of qualified personnel, proper division of responsibilities, the dissemination of written policies and procedures, and an internal audit program to monitor its effectiveness.

The Board of Directors, through its Audit Committee consisting of four outside directors, oversees management's financial reporting responsibilities. As part of these responsibilities, the Audit Committee meets regularly with representatives of management, the independent accountants, and the Company's Internal Audit function. The independent accountants and the Company's Internal Audit function have full and free access to the Audit Committee and meet with the committee both with and without the presence of management.



Ronald J. Naples
Chairman of the Board
and Chief Executive Officer



Michael F. Barry
Vice President,
Chief Financial Officer and Treasurer

Report of Independent Auditors

To the Shareholders and Board of Directors of Quaker Chemical Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Quaker Chemical Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2003 (not presented herein) appearing in the December 31, 2003 Securities and Exchange Commission Annual Report on Form 10-K – Item 8; and in our report dated February 27, 2004, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 27, 2004

Selected Financial Data

(Dollars in thousands except per share data and number of employees)	2003	2002	2001[1]	2000[2]	1999[3]	1998[4]	1997[5]	1996[6]	1995
Summary of Operations									
Net sales	$340,192	$274,521	$251,074	$267,570	$265,671	$264,453	$248,220	$247,100	$233,907
Income (loss) before taxes	24,118	24,318	14,430	26,486	27,151	16,797	19,735	(3,997)	12,097
Net income (loss)	14,833	14,297	7,665	17,163	15,651	10,650	12,611	(7,599)	6,688
Per share									
Net income diluted, excluding special items	1.52	1.51	1.49	2.06	1.72	1.53	1.41	1.08	.76
Net income (loss) basic	1.58	1.56	.85	1.94	1.76	1.21	1.45	(.88)	.76
Net income (loss) diluted	1.52	1.51	.84	1.93	1.74	1.20	1.45	(.88)	.76
Dividends declared	.84	.84	.82	.80	.77	.74	.71	.69	.68
Dividends paid	.84	.835	.82	.79	.765	.73	.705	.685	.68
Financial Position									
Current assets	143,524	103,673	92,930	103,181	96,241	96,068	95,857	86,552	87,375
Current liabilities	105,805	66,144	45,506	50,200	44,657	50,432	47,759	64,034	60,868
Working capital	37,719	37,529	47,424	52,981	51,584	45,636	48,098	22,518	26,507
Property, plant, and equipment, net	62,391	48,512	38,244	42,459	44,752	49,622	40,654	43,960	56,309
Total assets	287,347	213,858	179,666	188,239	182,213	191,403	172,463	165,608	185,408
Long-term debt	15,827	16,590	19,380	22,295	25,122	25,344	25,203	5,182	9,300
Shareholders' equity	112,352	88,055	80,899	84,907	81,199	83,735	74,976	73,566	93,215
Other Data									
Current ratio	1.4/1	1.6/1	2.0/1	2.1/1	2.2/1	1.9/1	2.0/1	1.4/1	1.4/1
Capital expenditures	12,608	10,837	8,036	6,126	5,726	8,099	5,580	6,923	9,833
Net income (loss) as a percentage of net sales	4.4%	5.2%	3.1%	6.4%	5.9%	4.0%	5.1%	(3.1)%	2.9%
Return on average shareholders' equity	14.8%	17.0%	9.2%	20.7%	19.0%	13.4%	17.0%	(9.1)%	7.2%
Shareholders' equity per share at end of year	11.69	9.43	8.85	9.59	9.09	9.41	8.60	8.53	10.76
Common stock per share price range:									
High	30.75	25.50	22.30	19.25	18.38	21.00	19.81	17.25	19.00
Low	18.07	18.22	16.12	13.38	13.50	13.00	15.00	11.75	11.00
Number of shares outstanding at end of year	9,610	9,340	9,137	8,851	8,934	8,894	8,720	8,620	8,664
Number of employees at end of year:									
Consolidated subsidiaries	1,141	1,038	955	943	923	923	871	835	870
Associated companies	148	144	156	205	247	266	250	232	235

[1] The results of operations for 2001 include restructuring charges of $5,854 pre tax, $4,039 after tax, or $0.44 per diluted share; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre tax, $1,380 after tax, or $0.15 per diluted share; an environmental charge of $500 pre tax, $345 after tax, or $0.04 per diluted share; and nonrecurring organizational structure charges of $267 pre tax, $184 after tax, or $0.02 per diluted share. Excluding these items, net income for 2001 was $13,613, or $1.49 per diluted share.

[2] The results of operations for 2000 include an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre tax, $1,154 after tax, or $0.13 per diluted share; a net gain on exit of businesses of $1,473 pre tax, $1,016 after tax, or $0.11 per diluted share; and an environmental charge of $1,500 pre tax, $1,035 after tax, or $0.11 per diluted share. Excluding these items, net income for 2000 was $18,336, or $2.06 per diluted share.

[3] The results of operations for 1999 include a net restructuring credit of $314 pre tax, $188 after tax, or $0.02 per diluted share. Excluding this credit, net income for 1999 was $15,462, or $1.72 per diluted share.

[4] The results of operations for 1998 include net restructuring and integration charges of $5,261 pre tax, $2,882 after tax and minority interest, or $0.33 per diluted share. Excluding these charges, net income for 1998 was $13,532, or $1.53 per diluted share.

[5] *The results of operations for 1997 include a gain on the sale of the European pulp and paper business of $2,621 pre tax, $1,703 after tax, or $0.20 per diluted share* and a litigation charge of $2,000 pre tax, $1,320 after tax, or $0.16 per diluted share. Excluding these items, net income was $12,228, or $1.41 per diluted share.

[6] The results of operations for 1996 include a repositioning charge of $19,230 and an asset impairment charge of $5,225 totaling $24,455 pre tax, $16,912 after tax, or $1.96 per diluted share. Excluding these charges, net income for 1996 was $9,313, or $1.08 per diluted share.

Directors and Officers

Directors

Joseph B. Anderson, Jr.[2]
Chairman and Chief Executive Officer, TAG Holdings, LLC, a holding company

Patricia C. Barron[3,4]
Corporate Director

Peter A. Benoliel[1,4]
Former Chairman of the Board and Chief Executive Officer of the Company; Executive Committee Chairman

Donald R. Caldwell[2,3]
Chairman and Chief Executive Officer, Cross Atlantic Capital Partners, Inc., a venture capital fund with offices in the U.S., Ireland, and England

Robert E. Chappell[1,4]
Chairman and Chief Executive Officer, The Penn Mutual Life Insurance Company

William R. Cook[2,3]
Former President and Chief Executive Officer, Severn Trent Services, Inc., a water purification products and laboratory and operating services company

Edwin J. Delattre[4]
Dean Emeritus, School of Education, Boston University; Nominating Committee Chairman

Robert P. Hauptfuhrer[1,2]
Former Chairman and Chief Executive Officer, Oryx Energy Company, an energy company; Audit Committee Chairman

Ronald J. Naples[1,4]
Chairman of the Board and Chief Executive Officer

Robert H. Rock[1,3]
President, MLR Holdings, LLC, an investment company with holdings in the publishing and information businesses; Compensation/Management Development Committee Chairman

Directors Emeriti

William L. Batchelor
Retired Senior Vice President of the Company

Francis J. Dunleavy
Retired Vice Chairman of the Board, International Telephone and Telegraph Corporation

Frederick Heldring
Chairman Emeritus, Philadelphia Development Partnership

Executive Officers

Ronald J. Naples
Chairman of the Board and Chief Executive Officer

Joseph W. Bauer
President and Chief Operating Officer

Michael F. Barry
Vice President, Chief Financial Officer and Treasurer and Global Industry Leader–Industrial Metalworking and Coatings

Ian F. Clark *(retiring 3/31/04)*
Vice President and Global Industry Leader–Metalworking/CMS

Rex E. Curtis
Vice President and Global Industry Leader–Automotive Metalworking

Mark A. Harris
Vice President and Global Industry Leader–Steel/Fluid Power

Stephen D. Holland
Vice President–Human Resources

Wilbert Platzer
Vice President–Worldwide Operations

Officers

D. Jeffry Benoliel
Vice President, Secretary and General Counsel

José Luiz Bregolato
Vice President and Managing Director–South America

Daniel S. Ma *(retired 12/31/03)*
Vice President and Managing Director–Asia/Pacific

Irving H. Tyler
Vice President and Chief Information Officer

Irene M. Kisleiko
Assistant Corporate Secretary

Frank R. Olah
Tax Officer

[1] Executive Committee
[2] Audit Committee
[3] Compensation/Management Development Committee
[4] Nominating Committee

Global Operations

Corporate Headquarters
Quaker Chemical Corporation
One Quaker Park
901 Hector Street
Conshohocken, Pennsylvania 19428
610-832-4000
610-832-8682 (Fax)
Web site: *www.quakerchem.com*

Quaker Chemical Corporation
Wilmington, Delaware

North American Operations
Quaker Chemical Corporation
Conshohocken, Pennsylvania
• Detroit, Michigan

AC Products, Inc.
Placentia, California

Epmar Corporation
Santa Fe Springs, California

Q^2 Technologies, LLC
Conroe, Texas *(70% owned)*

Quaker Park Associates, L.P.
Conshohocken, Pennsylvania
(50% owned)

Scrubber Solutions, LLC
Conroe, Texas *(49% owned)*

United Lubricants Corporation
Middletown, Ohio

TecniQuimia Mexicana S.A. de C.V.
Monterrey, Mexico *(40% owned)*

H.L. Blachford, Ltd.
Mississauga, Canada
Licensee

European Operations
Quaker Chemical B.V.
Uithoorn, The Netherlands

Quaker Chemical Europe B.V.
Uithoorn, The Netherlands

Quaker Chemical Limited
Stonehouse, England

Quaker Chemical S.A.
Villeneuve la Garenne, France

Quaker Chemical, S.A.
Barcelona, Spain

Quaker Chemical
South Africa (Pty.) Ltd.
Jacobs, Republic of South Africa
(51% owned)

Quaker Italia, S.r.l.
Tradate, Italy

Asia/Pacific Operations
Nippon Quaker Chemical, Ltd.
Osaka, Japan *(50% owned)*

Quaker Chemical
(Australasia) Pty. Limited
Seven Hills, Australia *(51% owned)*

Quaker Chemical India Limited
Calcutta, India *(55% owned)*

Quaker Chemical Limited
Hong Kong

Wuxi Quaker Chemical Co., Ltd.
Wuxi, China *(60% owned)*

Buhmwoo Company, Ltd.
Seoul, South Korea
Licensee

South American Operations
Kelko Quaker Chemical, S.A.
Caracas, Venezuela *(50% owned)*

Quaker Chemical
Indústria e Comércio S.A.
Rio de Janeiro, Brazil *(60% owned)*

Quaker Chemical
Operações, Ltda.
Rio de Janeiro, Brazil *(60% owned)*

Quaker Chemical
Participações, Ltda.
Rio de Janeiro, Brazil

Quaker Chemical S.A.
Buenos Aires, Republic of Argentina

Corporate Information

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103

Stock Transfer Agent

For address changes, dividend checks, lost stock certificates, share ownership and other administrative services, contact: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038: 800-937-5449 or *www.amstock.com.*

Investor Relations

Security analysts, portfolio managers and representatives of financial institutions seeking information about the Company are invited to contact: Michael F. Barry, Vice President and Chief Financial Officer at 610-832-8500.

Copies of the Company's Annual Report on Form 10-K and other corporate filings will be provided without charge upon request by contacting: Irene M. Kisleiko, Assistant Secretary at 610-832-4119 or via email at *irene_kisleiko@quakerchem.com.*

We also invite you to visit the Investor Relations section of our Web site *www.quakerchem.com* for expanded information about the Company and to view our online interactive annual report.

Annual Meeting

The Annual Meeting of Shareholders will be held at the Company's headquarters located at One Quaker Park, 901 Hector Street, Conshohocken, Pennsylvania, on May 5, 2004 at 10:00 a.m.

Dividend Reinvestment and Stock Purchase Plan

Quaker's Dividend Reinvestment and Stock Purchase Plan offers shareholders a convenient and economical way to purchase additional Quaker Common Shares through the reinvestment of dividends and/or voluntary cash contributions without commissions or transaction fees. For further information concerning the Plan, contact American Stock Transfer & Trust Company at 800-278-4353.

Quarterly Stock Information

The following table sets forth, for the calendar quarters during the past two years, the high and low sales prices for the common stock as reported on the NYSE composite tape (amounts rounded to the nearest penny), and the quarterly dividends declared as indicated:

	2003		2002		Declared Dividends	
	High	Low	High	Low	2003	2002
First Quarter...	$23.46	$18.07	$25.50	$19.84	$.21	$.21
Second Quarter...	26.38	20.31	24.90	20.51	.21	.21
Third Quarter...	28.50	22.29	25.00	18.32	.21	.21
Fourth Quarter...	30.75	23.44	23.68	18.22	.21	.21

As of January 16, 2004, there were 799 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities. This number does not include shareholders whose shares were held in nominee name.

KWR
LISTED
NYSE



The Quaker Code

Our core values are real world statements of how we conduct our lives in Quaker, that is, what governs our decisions and behavior.

1. **The pursuit of constructive change and the flexibility to adapt are our fundamental requirements for success.** We choose not to be constrained by our past. Whatever we have been in the past, whatever we think are the limitations and constraints of today, we can choose what we want to be and can act to change.

2. **We shoot high in expectations and performance. Growth, as individuals and as a Company, is best accomplished by reach that exceeds our grasp.** This implies a level of risk in our activities, but we accept that risk, and the freedom to sometimes fail, as the necessary cost of making progress. We hold ourselves and those around us to standards of performance that demand our best efforts.

3. **To do what we say we're going to do is the cornerstone of our integrity.** On this cornerstone, we build our commitment to results rather than intent or effort. We set objectives, against which we measure ourselves, and commitments, which are promises to do all in our power to accomplish a task, and we hold ourselves accountable to deliver on these. The only thing worse than missing a commitment is the failure to respond to it.

4. **Meeting the needs of our customers is our highest commitment.** Reliably and efficiently serving those who use our products and services is the key to our success as a Company. All actions and activities undertaken in our Company are tied directly to success with and for our customers.

5. **Honesty, open communications, and respect for people are our basic rules for dealing with each other.** Open and direct communication among all levels of the Company is key to respect and trust. These are based on honesty, candor, and fair treatment in that within the Company we report completely, welcome disagreement in the effort to find the best answer, and treat each other the way we would want to be treated.

6. **We take individual action with the success of the whole as the most important criterion.** Our ability to achieve depends on our willingness to act decisively as individuals in recognition that to wait for others or to do nothing betrays our responsibility for the Company's success. We always act within the context of contributing to the team of which we are a part and to the Company as a whole.

7. **Financial success is a legitimate goal and a critical result.** Profitability fuels the capability of the Company to provide a rewarding and satisfying experience for its people and perpetuates it as an engine for economic prosperity for all those associated with it, whether by ownership or livelihood. Because our economic enterprise is importantly connected to the quality of life in our society, we strive to give back to the communities in which we operate.

Our Mission

Quaker is a global marketer of industrial process fluids and related products and services. We enable our customers to focus on their critical competitive advantages by supplying a superior combination of product, application, and process expertise.

We target those customers to whom we can quantify and deliver lower total costs and/or improved end product quality by:

- Providing our customers with advantaged products and integrated services
- Helping our customers achieve their goals faster and more efficiently than our competitors
- Rapidly responding to our customers' unique problems

By focusing on these competitive strengths, we will achieve leading market share in every market segment we serve. This will build value for our shareholders and provide challenging and rewarding careers for our associates.

Quaker Chemical Corporation
Conshohocken, Pennsylvania 19428
U.S.A.
www.quakerchem.com